UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 10-SB

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GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

DKR Holdings, Inc.
(Name of Small Business Issuer in its charter)
Delaware	20-8408181
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2549 Eastbluff Drive, Suite 215 Newport Beach, CA	92660
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number (214) 557-5871

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, $.0001 Par Value
(Title of class)

Item 1.  Description of Business

(a)  Business Development

DKR Holdings, Inc. (“DKR”, “we”, “us”, “our”) was formed as a C corporation in the State of Delaware on October 25, 2006. Since inception, DKR has been in the developmental stage and has not conducted any business operations, other than organizational activities and preparation of this registration statement.  DKR was formed with the main objective of pursuing a business combination with a to be identified existing company or companies.

We have no bankruptcy, receivership or similar proceedings as well as no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

DKR is a "blank check" or “shell” company. The U.S. Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the "Securities Act"), DKR also qualifies as a "shell company," because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as DKR is subject to those requirements.

DKR has no principal products or services and does not intend to offer any products and services unless available after a business combination.  We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

DKR was organized to provide a method by means of business combination for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market such as the NYSE, NASDAQ, Amex, and the NASD OTC Bulletin Board, and, as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months will be to achieve long-term growth potential through a combination with a business rather than short-term earnings. Our potential target candidates can be in any specific business, industry or geographical location.

DKR considers the commonly perceived benefits to being a reporting company with a class of publicly traded securities to include but not limited to the ability to use registered securities for asset acquisitions, increased visibility in the financial community, facilitation of borrowing from financial institutions, shareholder liquidity, ease of raising capital, compensation to key employees, enhanced corporate image, and access to the United States capital market.

DKR considers the potential business entities who may be interested in a business combination with us to include but not limited to an entity for which a primary purpose of becoming public is the use of its securities for acquisitions, an entity which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on acceptable terms, an entity which wishes to become public with less dilution of its common stock than would with a public offering underwriting, an entity which believes that it will be able to obtain investment capital on more favorable terms after it has become public, and a foreign entity which desires an entry into the United States securities market

DKR currently has no employees.  Our officer and sole director is involve with outside businesses and will spend limited time in searching and analyzing potential target companies and consummating a business combination once an agreement has been reached.

Our management will consider a variety of factors in identifying potential target companies including but not limited to growth potential, scalability, distinct business differentiator, management strength, capital requirements, and cost of transaction.  They will attempt to analyze all factors to make a determination based upon reasonable investigative measures and results.  Potentially available target candidates may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited resources available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.  No assurances can be given that DKR will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The manner in which we participate in a business combination will depend upon the nature of the opportunity, the respective needs and our desires and the promoters of the opportunity.

It is likely that we will consummate a business combination through the issuance of common stock or other securities of DKR. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares.  Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

DKR’s present stockholders will not likely have control of a majority of the voting shares of DKR following a combination transaction. As part of such a transaction, all or a majority of the directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving DKR, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to DKR of the related costs incurred.

(c) Reports to security holders

     (1) DKR is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

     (2) DKR will file reports with the SEC.  We will be a reporting company and will comply with the requirements of the Exchange Act.

     (3) The public may read and copy any materials DKR files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 2.  Management’s  Discussion and Analysis or Plan of Operation

(a)

Plan of operation

Our main objective is to achieve long-term growth potential through a combination with a business.  We will not restrict the potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.  At present, DKR has no business opportunities under contemplation for acquisitions.  No assurances can be given that DKR will be successful in locating or negotiating with any target business.

We may consider a business which has recently commenced operations, is a developing company in need of working capital, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital.  Alternatively, a business combination may involve the acquisition of, or merger with, a company which does not need substantial financing, but which desires to establish a public trading market for its shares.

Any selected target business may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that management will properly ascertain or assess all significant risks.

The business combination will most likely take the form of a non-cash merger, stock swap or stock-for-assets exchange.  It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws.  As may dictate by the transaction, the surviving Company may register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.

DKR does not currently engage in any business activities that provide cash flow.  During the next 12 months we anticipate incurring costs related to the filing of Exchange Act reports, identifying and analyzing potential business combination candidates, and consummating an acquisition.  These costs will be paid with money in our treasury, if any, or with additional money contributed by Ms. Huong Tran, our sole director, officer and stockholder, or other sources.  We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

During the next 12 months period, we will not conduct any product research and development nor will we expect to purchase or sell any plant and significant equipment unless warranted by the surviving entity after the consummation of a business combination.  We do not expect significant changes in the number of employees prior to a combination of business.

RISK FACTORS

AN INVESTMENT IN DKR IS HIGHLY SPECULATIVE IN NATURE AND INVOLVES AN EXTREMELY HIGH DEGREE OF RISK.

THE BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE NO OPERATING HISTORY.

As we have no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. DKR has no recent operating history nor any revenues or earnings from operations since inception. DKR has no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

THERE IS COMPETITION FOR THOSE PRIVATE COMPANIES SUITABLE FOR A MERGER TRANSACTION OF THE TYPE CONTEMPLATED BY MANAGEMENT.

DKR is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

FUTURE SUCCESS IS HIGHLY DEPENDENT ON THE ABILITY OF MANAGEMENT TO LOCATE AND ATTRACT A SUITABLE ACQUISITION.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we completed a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

WE HAVE NO EXISTING AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION.

DKR has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

MANAGEMENT INTENDS TO DEVOTE ONLY A LIMITED AMOUNT OF TIME TO SEEKING A TARGET COMPANY WHICH MAY ADVERSELY IMPACT OUR ABILITY TO IDENTIFY A SUITABLE ACQUISITION CANDIDATE.

While seeking a business combination, management anticipates devoting no more than a few hours per week to DKR's affairs. Our officers have not entered into written employment agreements with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

THE TIME AND COST OF PREPARING A PRIVATE COMPANY TO BECOME A PUBLIC REPORTING COMPANY MAY PRECLUDE US FROM ENTERING INTO A MERGER OR ACQUISITION WITH THE MOST ATTRACTIVE PRIVATE COMPANIES.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

WE MAY BE SUBJECT TO FURTHER GOVERNMENT REGULATION WHICH WOULD ADVERSELY AFFECT OUR OPERATIONS.

Although we will be subject to the reporting requirements under the Exchange Act, management believes DKR will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. DKR has obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act and, consequently, violation of the Act could subject us to material adverse consequences.

ANY POTENTIAL ACQUISITION OR MERGER WITH A FOREIGN COMPANY MAY SUBJECT US TO ADDITIONAL RISKS.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK.

Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

THE BUSINESS WILL HAVE NO REVENUES UNLESS AND UNTIL WE MERGE WITH OR ACQUIRE AN OPERATING BUSINESS.

DKR is a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

WE INTEND TO ISSUE MORE SHARES IN A MERGER OR ACQUISITION, WHICH WILL RESULT IN SUBSTANTIAL DILUTION.

Our certificate of incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 20,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

WE HAVE CONDUCTED NO MARKET RESEARCH OR IDENTIFICATION OF BUSINESS OPPORTUNITIES, WHICH MAY AFFECT OUR ABILITY TO IDENTIFY A BUSINESS TO MERGE WITH OR ACQUIRE.

DKR has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

BECAUSE WE MAY SEEK TO COMPLETE A BUSINESS COMBINATION THROUGH A "REVERSE MERGER", FOLLOWING SUCH A TRANSACTION WE MAY NOT BE ABLE TO ATTRACT THE ATTENTION OF MAJOR BROKERAGE FIRMS.

Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

WE CANNOT ASSURE YOU THAT FOLLOWING A BUSINESS COMBINATION WITH AN OPERATING BUSINESS, OUR COMMON STOCK WILL BE LISTED ON NASDAQ OR ANY OTHER SECURITIES EXCHANGE.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, DKR will be able to meet the initial listing standards of either of those or any other stock exchange, or that DKR will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, DKR would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK, NOR HAVE WE EVER PAID DIVIDENDS ON OUR COMMON STOCK.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and such business files a registration statement under the Securities Act of 1933, as amended. Additionally, DKR has never paid dividends on our Common Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into DKR to further its business strategy.

AUTHORIZATION OF PREFERRED STOCK.

Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of DKR. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that we will not do so in the future.

CONTROL BY MANAGEMENT.

Management currently owns 100% of all the issued and outstanding capital stock of DKR. Consequently, management has the ability to control the operations of DKR and will have the ability to control substantially all matters submitted to stockholders for approval, including but not limited to election of the board of directors, removal of any directors, amendment of DKR’s certificate of incorporation or by-laws, and adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Our CEO and Director also own 100 % of our issued and outstanding common stock. Accordingly, this concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the common stock.

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Revenue

The net revenues for the period from October 25, 2006 (inception) through December 31, 2006 were $0.

Operating Expenses

The operating expenses for the period from October 25, 2006 (inception) through December 31, 2006 were $3,120.

Net Loss

As a result of the above, the net loss for the period from October 25, 2006 (inception) through December 31, 2006 was $3,120.  The basic and diluted loss per share was $1.04 for the period from October 25, 2006 (inception) through December 31, 2006.

Liquidity and Capital Resources

As of December 31, 2006, DKR has $0 in cash and assets and $120 in current liabilities.

Cash Flows from Operating Activities

DKR does not currently engage in any business activities that provide cash flow.  The costs of investigating and analyzing business combinations will be financed by DKR’s stockholders, management or other investors.

(c)  Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

(d)  Safe harbor

This report contains various forward-looking statements that are based on our beliefs as well as assumptions made by and information currently available to DKR. When used in this report, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements may include statements regarding seeking business opportunities, payment of operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates contained herein.  Factors which could cause actual results to differ materially include, among others, unanticipated delays or difficulties in location of a suitable business acquisition candidate, unanticipated or unexpected costs and expenses, competition and changes in market conditions, lack of adequate management personnel and the like.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution again placing undue reliance on forward-looking statements all of that speak only as of the date made.

Item 3.  Description of Property

DKR neither rents nor owns any properties.  We currently have no policy with respect to investments or interests in real estate, investments in real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.  DKR currently uses the office space provided by the founder rent free on a month to month basis.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Security ownership of certain beneficial owners and management

The following table sets forth certain information regarding the beneficial ownership of DKR's common stock as of the date of this filing by (i) each person or entity known by DKR to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of DKR's directors and named executive officers, and (iii) all directors and executive officers of DKR as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner (1)	Percent of Class
Huong Tran 2549 Eastbluff Drive, Suite 215 Newport Beach, CA 92660	3,000 President, Chief Executive Officer, Secretary, and Director	100%

All Officers and Directors as a group	3,000	100%

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of DKR's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of DKR's common stock indicated as beneficially owned by them.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

(a)

Directors and executive officers

Name	Age	Position
Huong Tran	41	President, Chief Executive Officer, Secretary, and Director

Huong Tran has been DKR’s President, Chief Executive Officer, Secretary and Director since October 25, 2006.  Ms. Tran has been a business consultant specializing in corporate development, retail distribution and professional consulting services.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

(b)

Significant employees

None

(c)

Family relationships

None

(d)  Involvement in certain legal proceedings

During the past five years, there have been no bankruptcy petition filed by or against any business, conviction in a criminal proceeding or being subject to a pending criminal proceeding, order, judgment, or decree, not subsequently reversed, suspended or vacated, violation of a federal or state securities or commodities law that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of DKR.

Item 6.  Executive Compensation

On October 25, 2006 (inception), DKR issued 3,000 shares of DKR’s Common stock for services to founder, sole officer and director, Huong Tran.  DKR's sole officer and director does not expect to receive any additional remuneration until a business combination is consummated and is not accruing any compensation pursuant to any agreement with DKR.  DKR's sole officer and director intends to devote no more than a few hours a week to our affairs.

There is no retirement, pension, profit sharing, stock option or insurance programs or other similar programs adopted by DKR for the benefit of its employees.

Any compensation received by officers, directors, and management personnel of DKR will be determined from time to time by the Board of Directors.

Item 7.  Certain Relationships and Related Transactions and Director Independence

On October 25, 2006 (inception), DKR issued 3,000 shares of DKR’s Common stock value at $3,000 for services to founder, sole officer and director, Huong Tran.  Ms. Tran, the sole officer and director, is the sole shareholder of the DKR. With respect to the share issuance to Ms. Tran, DKR relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder. Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

DKR currently uses the office space and equipment provided by the founder rent free on a month to month basis.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8.  Description of Securities

(a)  Common or Preferred Stock

DKR has the following classes of capital stock as of December 31, 2006:

Class of Stock	Number of Shares Authorized	Par Value	Number of Shares Issued and Outstanding
Common	20,000	$1.00	3,000
Preferred	None

On March 6, 2007, DKR amended its Certificate of Incorporation to contain the following classes of capital stock:

Class of Stock	Number of Shares Authorized	Par Value	Number of Shares Issued and Outstanding
Common	100,000,000	$0.0001	3,000
Preferred	20,000,000	$0.0001	None

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.  In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemption rights to purchase DKR’s common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.

Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of DKR without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance preferred stock shares, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of DKR's Board of Directors.  We presently intend to retain all earnings, if any, for use in business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

For additional information about DKR's capital stock, please see a copy of DKR's Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to this Form 10-SB.

Trading of Securities in Secondary Market

DKR presently has 3,000 shares of common stock issued and outstanding, all of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act.  Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering.  Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, DKR’s current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares. Further information may be found in the NASD Notice to Members 00-49.

Following a business combination, a target company will normally wish to list its common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

In order to qualify for listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of

$5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a business combination, we do not meet the qualifications for listing on the Nasdaq Small Cap Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the Pink Sheets, LLC. On April 7, 2000, the Securities and Exchange Commission issued a clarification with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting "blank check" company. This letter clarified the Commission's position that such Company would not be a successor issuer to the reporting obligation of the "blank check" company by virtue of Exchange Act Rule 12g-3(a).

We intend that any merger we undertake would not be deemed a "back door" registration since we would remain the reporting company and the company that we merge with would not become a successor issuer to our reporting obligations by virtue of Commission Rule 12g-3(a).

Rule 504 of Regulation D

The Commission is of the opinion that Rule 504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

(b)  Debt Securities

None

(c)  Other Securities To Be Registered

None

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

(a)  Market information

There is currently no public trading market for our Common stock.

(b)  Holders

As of the date of this filing, there was one record holder of 3,000 shares of DKR’s Common Stock. The issued and outstanding shares of DKR's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

(c)  Dividends

DKR has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of DKR's business.

(d)

Securities authorized for issuance under equity compensation plans

There is currently no securities authorized for issuance under DKR’s equity compensation plans.

Item 2.  Legal Proceedings

DKR is not involved in any legal proceedings and does not know nor is aware of any legal proceedings threatened or contemplated against it.

Item 3.  Changes in and Disagreements with Accountants

There are no disagreements between DKR and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 4.  Recent Sales of Unregistered Securities

In connection with DKR's organization, on October 25, 2006, Ms. Huong Tran was issued 3,000 shares of restricted common stock for services performed.  These shares were unregistered and a legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and

Exchange Commission's Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

DKR has not use an underwriter for an offering of its securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, DKR has not issued or sold any securities.

Item 5.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

DKR's By-Laws, a copy of which have been filed as exhibit to this Form 10-SB, provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling DKR pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors

   DKR Holdings, Inc

   (a development stage company)

   Newport Beach, California

We have audited the accompanying balance sheet of DKR Holdings, Inc (a development stage company), as of December 31, 2006 and the related statements of expenses, changes in stockholders’ deficit and cash flows for the period from October 25, 2006 (Inception) through December 31, 2006. These financial statements are the responsibility of DKR’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall  financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DKR Holdings as of December 31, 2006 and the results of its operations and its cash flows for the period described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that DKR Holdings will continue as a going concern. As discussed in Note 3 to the  financial statements, DKR Holdings has suffered losses from operations and has no assets, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, PC

MALONE & BAILEY, PC

www.malone-bailey.com

Houston, Texas

May 7, 2007

DKR HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

DECEMBER 31, 2006

ASSETS
Total Assets	$ -

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	$ 120
Stockholders’ Deficit
Preferred stock - $0.0001 par value; 20,000,000 shares authorized; none issued and outstanding	-
Common stock - $0.0001 par value; 100,000,000 shares authorized; 3,000 shares issued and outstanding	-
Additional paid in capital	3,000
Deficit accumulated during development stage	(3,120)
Total Stockholders’ Deficit	(120)
Total Liabilities and Stockholders’ Deficit	$ -

See summary of significant accounting policies and notes to financial statements.

DKR HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF EXPENSES

October 25, 2006 (inception) to December 31, 2006

Operating Costs and Expenses
General & Administrative Expenses	$ 3,120

Net Loss	$ (3,120)

Basic and diluted loss per common share	$ (1.04)
Basic and diluted weighted average
Common shares outstanding	3,000

See summary of significant accounting policies and notes to financial statements.

DKR HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

Period from October 25, 2006 (Inception) through December 31, 2006

	Common Stock
	Shares	Amount	Additional Paid In Capital	(Deficit Accumulated during the development stage)	Total
Common shares issued for services to founders	3,000	$ -	$ 3,000	$ -	$ 3,000
Net loss	-	-	-	(3,120)	(3,120)
Balance at December 31, 2006	3,000	$ -	$ 3,000	$ (3,120)	$ (120)

See summary of significant accounting policies and notes to financial statements.

DKR HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

October 25, 2006 (inception) to December 31, 2006
Cash Flows from Operating Activities
Net loss	$ (3,120)
Adjustments to reconcile net loss to net cash used in operating activities
Stock Issued for Services	3,000
Changes in Accounts Payable	120
Net Cash Provided (Used) by Operating Activities	-

Net Change in Cash and Cash Equivalents	-

Cash and Cash Equivalents at Beginning of Period	-

Cash and Cash Equivalents at End of Period	$ -
Supplemental Cash Flow Information
Interest paid	$ -
Income taxes paid	$ -

See summary of significant accounting policies and notes to financial statements.

DKR HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF BUSINESS

Basis of Presentation

DKR Holdings, Inc. was incorporated in Delaware on October 25, 2006.  DKR has been inactive since inception and intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

DKR has not earned any revenue from operations.  Accordingly, DKR’s activities have been accounted for as those of a “Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7.  DKR ‘s financial statements are identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of DKR's inception.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Fiscal Year-end

DKR has elected a fiscal year ending on December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents

DKR considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards.  Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no current or deferred income tax expenses or benefits due DKR not having any material operations for period ended December 31, 2006.

Earnings per Share

DKR adopted the provisions of SFAS No. 128, "Earnings Per Share."  SFAS No. 128 provides for the calculation of basic and diluted earnings per share.   Basic EPS includes no dilution and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity.  Such amounts include shares potentially issuable pursuant to shares to be issued, convertible debentures and outstanding options and warrants. Basic and diluted EPS are the same due to the absence of common stock equivalents.

Impact of New Accounting Standards

DKR does not expect the adoption of recently issued accounting pronouncements to have a  material impact on DKR ‘s results of operations, financial position, or cash flow.

NOTE 3 - GOING CONCERN

As shown in the accompanying financial statements, DKR has an accumulated deficit of $3,120 and no assets as of December 31, 2006.  These conditions raise substantial doubt as to DKR’s ability to continue as a going concern.  Management is trying to raise additional capital through sales of common stock.  The financial statements do not include any adjustments that might be necessary if DKR is unable to continue as a going concern.

NOTE 4 - COMMON STOCK

On October 25, 2006, DKR issued 3,000 shares of common stock for $3,000 in services to the founding shareholder of DKR to fund organizational start-up costs.

DKR has the following classes of capital stock as of December 31, 2006:

Class of Stock	Number of Shares Authorized	Par Value	Number of Shares Issued and Outstanding
Common	20,000	$1.00	3,000
Preferred	None

On March 6, 2007, DKR amended its Certificate of Incorporation to contain the following classes of capital stock:

Class of Stock	Number of Shares Authorized	Par Value	Number of Shares Issued and Outstanding
Common	100,000,000	$0.0001	3,000
Preferred	20,000,000	$0.0001	None

NOTE 5 – COMMITMENT

DKR uses the office space provided by the founder rent free on a month to month basis.

NOTE 6 – INCOME TAXES

DKR uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During the fiscal year 2006, DKR Holdings incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry forward is $120 at December 31, 2006, and will expire in 2026.

PART III

Item 1.  Index to Exhibits

3.1	Certificate of Incorporation
3.2	Amended Certificate of Incorporation
3.3	By-Laws
23.1	Consent of Independent Certified Public Accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DKR Holdings, Inc.

(Registrant)

Date:  May 15, 2007

By: /s/ Huong Tran

Huong Tran, Chief Executive Officer and President